

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405**

July 10, 2014

<u>**Via Email**</u>
Aneliya Crawford, Esq.
Olshan Frome & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

**Re: Superior Industries International, Inc.
Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A
Additional Soliciting Materials filed on Schedule 14A
Filed on July 8, 2014 and July 10, 2014 by GAMCO Asset Management, Inc., Mario
J. Gabelli, Philip T. Blazek, Ryan Morris and Walter M. Schenker
File No. 001-06615**

Dear Ms. Crawford:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

<u>Background to the Solicitation, page 4</u>

1.   We note the revisions made in response to prior comment 2. Please further clarify that GAMCO presented the stockholder declassification proposal in the prior proxy contest.

<u>Reasons for the Solicitation, page 6</u>

2.   Please provide additional context to the chart presenting the company's total shareholder return relative to the S&P 500. For example, if the companies included in the S&P 500 are significantly larger than Superior Industries or otherwise not as comparable to the peer group of companies normally associated with Superior Industries, revise to state this fact and explain why you still believe the comparison to the S&P 500 is meaningful.

3.   We refer to the revisions made in response to prior comments 3 and 4. Although the disclosure now states that the participants have no specific plans, your disclosure does not provide support for GAMCO's beliefs regarding the meaningful opportunities that exist to enhance value. We note disclosure that "there is much more to be done including use of the company's over-capitalized balance sheet…" and "actions within the control of the management and Board" that GAMCO believes could lead to the realization of greater

value. Please clarify these statements and/or provide support for your beliefs or remove the statements.

4.   Please clarify in the proxy statement and soliciting materials why the participants now have "heightened" concerns. In doing so, please be mindful of Rule 14a-9, Note b.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions